Exhibit 99.1

Immutep Receives Constructive Regulatory Feedback on TACTI-004

Registrational Trial in Metastatic Non-Small Cell Lung Cancer

SYDNEY, AUSTRALIA – December 21, 2023 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces constructive feedback has been received from the Paul-Ehrlich-Institut (“PEI”), a German regulatory authority and part of the Committee for Medicinal Products for Human Use (CHMP), regarding the planned TACTI-004 Phase III trial of eftilagimod alpha (“efti”) for first line treatment of metastatic non-small cell lung cancer (NSCLC).

The PEI is supportive of Immutep moving into a registrational trial in first line NSCLC and evaluating efti in combination with an anti-PD-1 therapy in a chemotherapy-free regimen or as a triple combination approach that includes chemotherapy. Also, the PEI acknowledged the good safety profile of efti in combination with anti-PD-1 therapy.

Among the other items discussed at the meeting were general aspects of the trial design, including selection of the control arm and the potential patient population as defined by level of PD-L1 expression. Additional interactions with the U.S. Food and Drug Administration (FDA), other local European regulators, as well as with other stakeholders and potential partners are ongoing. Immutep plans to announce its final trial design for TACTI-004 in Q1 of CY2024.

Immutep CEO, Marc Voigt, commented: “We appreciate the valuable feedback from the PEI and look forward to additional discussions with other regulatory agencies in the coming months. Immutep is uniquely positioned to address multiple patient populations within non-small cell lung cancer as defined by their level of PD-L1 expression, including high, low, and negative expressors, with either efti combined with anti-PD-1 therapy or a triple combination approach including chemotherapy. Our confidence in efti’s ability in this important indication stems from the mature data in the large TACTI-002 Phase II trial, and the emerging data from the triple combination INSIGHT-003 study.”

About Eftilagimod Alpha (Efti)

Efti is Immutep’s proprietary soluble LAG-3 protein and MHC Class II agonist that stimulates both innate and adaptive immunity for the treatment of cancer. As a first-in-class antigen presenting cell (APC) activator, efti binds to MHC (major histocompatibility complex) Class II molecules on APC leading to activation and proliferation of CD8+ cytotoxic T cells, CD4+ helper T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like IFN-g and CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track designation in first line HNSCC and in first line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a clinical stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889